FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 1999

MICROLOGIX BIOTECH INC.

(Registrant's name)

BC Research Complex

3650 Wesbrook Mall

Vancouver, B.C.

Canada V6S 2L2

(604) 221-9666

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Second Quarter 2000 Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROLOGIX BIOTECH INC.

Date:    October 30, 2002                                By: "Arthur J. Ayres"

      Name: Arthur J. Ayres

      Title: V.P. Finance and CFO

Micrologix
Biotech Inc

Second Quarter Report
October 31, 1999

2

To Our Shareholders:

Micrologix commenced a two-part US Phase II clinical trial of MBI 226 for the prevention of central venous catheter-related bloodstream infections ("CVCrBSI"). The trial, part of a fast track development program, is designed to substantiate the safety of MBI 226. Results from the trial will be announced in the first quarter of calendar 2000.

As a result of being granted fast track status, Micrologix has worked closely with the FDA to design a clinical development program that eliminates the requirement for traditional Phase II efficacy studies. In the first part of the Phase II trial, Micrologix is evaluating the immune response to MBI 226 in 200 healthy subjects. In the second part, the local safety and degree of systemic absorption of MBI 226 is being assessed in 30 healthy subjects. Provided that the drug shows an acceptable safety profile, Micrologix will be permitted to proceed directly to pivotal Phase III studies to support a New Drug Application for marketing approval. This streamlined clinical and regulatory program will result in substantial savings in time and money. Preparations are underway to commence the Phase III studies in the second half of calendar 2000.

Product Development Pipeline
Significant progress was made during the quarter on advancing the Company's next two clinical indications into clinical trials. We are on track to commence Phase I clinical trials in the US for the treatment of acne and an undisclosed indication in the first quarter and first half of calendar 2000, respectively. Additionally, preparations for Phase II clinical trials for these two indications have been initiated. Further drug candidates are being screened and developed for other clinical indications including the treatment of eye infections.

Preclinical and Clinical Results Presented at the 39th Annual Interscience Conference on Antimicrobial Agents and Chemotherapy
Micrologix presented three scientific papers at the 39th annual Interscience Conference on Antimicrobial Agents and Chemotherapy (ICAAC) in San Francisco. In the first two papers, Micrologix reported preclinical and clinical results related to the Company's successful Phase I clinical trial of MBI 226 completed earlier this year for the prevention of CVCrBSI. In the third paper, Micrologix presented *in vitro* and *in vivo* data demonstrating the effectiveness and safety of its antimicrobial Bactolysin compounds in the treatment of ophthalmic infections. Of particular note was the release of previously undisclosed information demonstrating the significant antimicrobial activity of MBI's Bactolysins against ophthalmic pathogens often implicated in infections associated with the use of contact lenses.

ICAAC, an annual meeting of the American Society of Microbiology, is the world's premier meeting on infectious diseases. This interdisciplinary forum, with an international reputation for excellence, attracts more than 10,000 people including physicians, researchers and other healthcare professionals from around the world.

$15 Million Financing Completed
The Company successfully obtained receipts for a final prospectus filed in Ontario, British Columbia and Saskatchewan and the net proceeds of approximately $13.6 million from the financing were released from escrow to the Company on October 29, 1999. The net proceeds will allow Micrologix to advance its preclinical and clinical development programs including the "fast track" Phase II clinical trial of MBI 226 for the prevention of CVCrBSI and the Phase I clinical trials for the Company's acne treatment and one other indication.

The final prospectus qualifies the securities underlying 7,692,500 special units that were issued in connection with the financing. The special units were exercised pursuant to their terms on November 5, 1999 for 7,692,500 common shares and warrants for the purchase of an additional 3,846,250 common shares. Following the exercise of the special units, 30,901,099 common shares were outstanding.

Year 2000
We have assessed, taken corrective actions and continue to monitor our compliance with the Y2K issue. Management believes that Micrologix is ready and that the Y2K issue does not present a material risk to the Company.

Financial Highlights
Financial results for the six months ended October 31, 1999 showed a net loss of $3,869,464 or $0.17 per common share, compared to a net loss of $3,119,239 or $0.14 per common share for the six months ended October 31, 1998.

Total expenses were $4,177,349 for the period compared with $3,470,570 in 1998, an increase of 20%. This increase is due primarily to the commitment of resources to the Company's research and development programs including the Phase II clinical trial of MBI 226 for the prevention of CVCrBSI. Research and development expenses increased 23% to $3,060,002 for the period, compared to $2,485,043 in 1998. General and corporate expenses were $1,117,347 for the period compared with $985,527 in 1998, an increase of 13%. Revenues were $307,885 a decrease of 12% compared with 1998; due principally to lower average cash balances.

At October 31, 1999 the Company's cash and marketable securities were $21,526,600, an increase of $10,975,673 from April 30, 1999. This increase is comprised of $14,290,591 proceeds ($13,583,088 net) from the recently completed special unit financing, $300,000 received from the exercise of stock options, $3,311,210 used to fund operating activities and $303,708 to fund capital expenditures. At October 31, 1999 there were 23,208,599 common shares and 7,692,500 special units outstanding.

We look forward to reporting further progress in the months ahead.

Respectfully,

"Dany Hadary"

Dany Hadary
President and CEO

Corporate Profile

Micrologix Biotech Inc. is a biopharmaceutical company developing novel drugs to treat severe and life-threatening diseases—particularly those caused by antibiotic-resistant microorganisms. Micrologix has been granted fast track designation by the US Food and Drug Administration for MBI 226, the Company's antimicrobial drug product currently in Phase II clinical trials for the prevention of central venous catheter-related bloodstream infections. The Company also has drug development programs for the treatment of acne, eye infections and other serious diseases and plans to initiate two Phase I trials in the first half of 2000. Micrologix's portfolio of drug candidates is based on improved analogs of the anti-infective peptide compounds found in the host-defense systems of most life forms.

Consolidated Balance Sheets

October 31 (Unaudited—Expressed in Canadian dollars)	1999	1998
Assets		
Current		
Cash and cash equivalents	$ 16,288,532	$ 1,668,376
Marketable securities[(1)]	5,238,068	12,183,353
Accounts receivable and other	35,098	41,923
Prepaid expenses	145,326	88,843
	21,707,024	13,982,495
Capital assets	2,454,573	2,938,393
	$ 24,161,597	$ 16,920,888

(1) Investments in marketable securities are comprised of highly liquid financial instruments with an original maturity greater than three months.

	1999	1998
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 986,351	$ 1,053,296
Accrued financing costs	707,503	—
	1,693,854	1,053,296
Deferred rental inducement	14,718	40,721
	1,708,572	1,094,017
Shareholders' Equity		
Share capital		
23,208,599 Common Shares [1998—23,058,599]	33,569,156	33,269,156
7,692,500 Special Units [1998—nil]	13,583,088	—
Shares to be issued	111,072	111,072
Deficit	(24,810,291)	(17,553,357)
	22,453,025	15,826,871
	$ 24,161,597	$ 16,920,888

On behalf of the Board:

"William J. (Bud) Foran" "Dany Hadary"

William J. (Bud) Foran
Director

Dany Hadary
Director

Consolidated Statements of Loss and Deficit

Three months ended October 31 (Unaudited—Expressed in Canadian dollars)	1999	1998
Revenue		
Interest and sundry	$ 210,284	$ 158,075
Expenses		
Research and development	1,605,493	1,372,648
General and corporate	491,084	474,858
	2,096,577	1,847,506
Net loss	(1,886,293)	(1,689,431)
Deficit, beginning of period	(22,923,998)	(15,863,926)
Deficit, end of period	$ (24,810,291)	$ (17,553,357)
Net loss per common share[1]	$ (0.08)	$ (0.07)

Six months ended October 31 (Unaudited—Expressed in Canadian dollars)	1999	1998
Revenue		
Interest and sundry	$ 307,885	$ 351,331
Expenses		
Research and development	3,060,002	2,485,043
General and corporate	1,117,347	985,527
	4,177,349	3,470,570
Net loss	(3,869,464)	(3,119,239)
Deficit, beginning of period	(20,940,827)	(14,434,118)
Deficit, end of period	$ (24,810,291)	$ (17,553,357)
Net loss per common share[1]	$ (0.17)	$ (0.14)

(1) Loss per share is based on the weighted average number of common shares outstanding during the period. Since the company's warrants and stock options are anti-dilutive, they are not included in the calculation of the weighted average number of common shares outstanding.

This Quarterly Report, including the discussion "To Our Shareholders" contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements frequently, but not always use the words "expects", "anticipates", "suggests", "plans", "believes" or "intends", or similar words and/or include statements concerning the Company's strategies, goals and plans, or state that certain actions, events or results "will" be taken, occur or be achieved. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others those described in the Company's annual information form on Form 20-F, including among others, the following: uncertainties related to early stage of development, technology and product development; dependence on future corporate collaborations; dependence on proprietary technology and uncertainty of patent protection; management of growth; future capital needs and uncertainty of additional funding; intense competition; manufacturing and market uncertainties; government regulation; product liability exposure and insurability.

Consolidated Statements of Cash Flows

Six months ended October 31 (Unaudited—Expressed in Canadian dollars)	1999	1998
Operating Activities		
Net loss for the period	$ (3,869,464)	$ (3,119,239)
Items not affecting cash		
Amortization	413,113	374,893
Deferred rent inducement	(13,001)	(13,001)
Write down of capitalized patent costs	14,656	—
	(3,454,696)	(2,757,347)
Changes in non-cash working capital items		
Accounts receivable and other	74,788	32,834
Prepaid expenses	(15,273)	(5,017)
Accounts payable and accrued liabilities	83,971	4,251
Net cash used in operating activities	(3,311,210)	(2,725,279)
Financing Activities		
Issue of share capital for cash	300,000	—
Issue of special units	13,583,088	—
Changes in non-cash working capital relating to financing activities	707,503	—
Net cash provided by financing activities	14,590,591	—
Investing Activities		
Proceeds from marketable securities	3,762,657	4,084,379
Capital assets purchased	(176,239)	(651,276)
Changes in non-cash working capital relating to investing activities	(127,469)	(40,356)
Net cash provided by investing activities	3,458,949	3,392,747
Net increase in cash	14,738,330	667,468
Cash and cash equivalents, beginning of period	1,550,202	1,000,908
Cash and cash equivalents, end of period	$ 16,288,532	$ 1,668,376

Stock Listing

The Company's common shares trade on the Toronto Stock Exchange and the Canadian Venture Exchange under the trading symbol MBI, and over the counter in the United States under the trading symbol MGIXF.

Micrologix Biotech Inc.
BC Research Building
3650 Wesbrook Mall
Vancouver, British Columbia
Canada V6S 2L2

Website: www.mbiotech.com
E-mail: info@mbiotech.com
Toll Free: (800) 665-1968
Tel: (604) 221-9666
Fax: (604) 221-9688